

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2014

<u>Via E-mail</u>
Stephen J. Foley
Chief Executive Officer
PetroShare Corp.
7200 S. Alton Way, Suite B-220
Centennial, Colorado 80112

>   **Re: PetroShare Corp.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted July 3, 2014**
>   **CIK No. 0001568079**

Dear Mr. Foley:

        We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Draft Registration Statement on Form S-1</u>

<u>General</u>

1.   On your prospectus cover page, you state that you qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Risk Factors, page 8

Risks Related to Our Company, page 8

2.   To the extent material, please add a risk factor that discusses your ability to renew and renegotiate leases that will expire beginning in October 2014. In that regard, we note your disclosure at page 27.

Forward-Looking Statements, page 18

3.   We note your reference at page 18 to Section 27A of the Securities Act and Section 21E of the Exchange Act. Please revise your disclosure to remove such reference, as the safe harbors for forward looking statements under Section 27A of the Securities Act and Section 21E of the Exchange Act are not available for issuers of penny stock, and are not available for statements made in connection with an initial public offering.

Business and Properties, page 24

Buck Peak Acquisition, page 27

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 30

Liquidity and Capital Resources, page 33

4.   Please revise to clarify the amount of capital you need to raise in order to meet your working capital and operating activities needs for the next twelve months. In that regard, we note that you state you "will need to raise additional funding in the next 12 months to continue [your] business operations."

Financial Statements for Fiscal Year Ended December 31, 2013

Notes to Financial Statements, page F-21

Note 5 – Oil and Gas Properties, page F-26

5.   Please revise your presentation of costs incurred to include line items consistent with the example shown in FASB ASC 932-235-55-4.

Undertakings, page II-3

6.   Please revise your undertakings (1) – (3) to provide the language required by Item 512(a) of Regulation S-K.

Exhibits

7.   Please ensure that all material contracts you file as exhibits are complete. For example, we note that the agreements filed as Exhibits 10.7, 10.8, 10.9, 10.10, 10.11, and 10.12 appear to reference missing schedules and exhibits. Please refile such agreements to include all missing schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Closing Comments

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or Laura Nicholson, Attorney-Adviser, at (202) 551-3584 with any other questions.

                                                Sincerely,

                                                /s/H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director